UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO
(RULE 14d-100)
Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1) of
the Securities Exchange Act of 1934
TB WOOD’S CORPORATION
(Name of Subject Company)
FOREST ACQUISITION CORPORATION
ALTRA HOLDINGS, INC.
(Names of Filing Persons—Offeror)
COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)
872226105
(Cusip Number of Class of Securities)
David Wall
Chief Financial Officer
Altra Holdings, Inc.
14 Hayward Street
Quincy, Massachusetts 02171
Telephone: (617) 328-3300
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of Filing Persons)
Copies to:
Craig W. Adas
Weil, Gotshal & Manges LLP
201 Redwood Shores Parkway
Redwood City, California 94065
Telephone: (650) 802-3000
☑   Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
          Check the appropriate boxes below to designate any transactions to which the statement relates:
☑   third-party tender offer subject to Rule 14d-1.
☐   issuer tender offer subject to Rule 13e-4.
☐   going-private transaction subject to Rule 13e-3.
☐   amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer.   ☐